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                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-51558


                                  On2.com Inc.

                              Prospectus Supplement
                     (To Prospectus Dated December 8, 2000)

      You should read this prospectus supplement and the related prospectus and any other supplements thereto carefully before you invest. All such documents contain information you should consider when making your investment decision.

      On April 30, 2001, we issued a drawdown notice to Crossover Ventures, Inc. ("CVI") in connection with the common stock purchase agreement, dated December 1, 2000, evidencing a standby equity-based credit facility between us and CVI (the "Common Stock Purchase Agreement"). In this notice, we offered to sell up to $550,000 in the aggregate of our common stock to CVI based on the formula in the Common Stock Purchase Agreement, in two tranches. We did not specify a minimum threshold price for the first tranche in this notice. The first tranche began on April 30, 2001, ended on May 11, 2001 and settled on May 14, 2001. In the first tranche, CVI purchased a total of 511,587 shares of our common stock at an average purchase price of $0.5375 per share, resulting in aggregate proceeds of $275,000 being paid to us by CVI.

      In addition, on April 11, 2001, we issued a drawdown notice to CVI in connection with the Common Stock Purchase Agreement. In this notice, we offered to sell up to $650,000 in the aggregate of our common stock to CVI based on the formula in the Common Stock Purchase Agreement, in two tranches. We did not specify a minimum threshold price for the first tranche, but specified a minimum threshold price for the second tranche. The first tranche began on April 12, 2001, ended on April 26, 2001 and settled on April 26, 2001. The second tranche began on April 27, 2001, but did not settle because the minimum threshold price was never met.

      The attached prospectus relates to the resale of shares acquired by CVI pursuant to the Common Stock Purchase Agreement. Because CVI may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

      We expect to use the proceeds of this sale of common stock for general corporate purposes.

             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MAY 14, 2001.